Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 21, 2025

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on February 3, 2025, with respect to the Registration Statement and the Trust’s proposed five new series, the VistaShares Target 15 Berkshire Select Income ETF, VistaShares Target 15 USA Momentum Income ETF, VistaShares Target 15 USA Value Income ETF, VistaShares Target 15 USA Quality Income ETF, and VistaShares Target 15 USA Low Volatility Income ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table for each Fund pre-effectively.

Response: The Funds’ completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies

1.	With respect to each Fund, include a statement that there is no guarantee that the Fund will achieve its annual targeted income from options or other sources in any given year.

Response: The Trust confirms that the Prospectus has been revised to include such a statement in each Fund’s principal investment strategy.

2.	In correspondence, confirm whether the Sub-Adviser will periodically assess the reasonableness of 15% annual income target and that the disclosure will be updated in the event promptly achieving such target becomes unlikely or unreasonable in the futures.

Response: The Trust confirms the foregoing.

3.	With respect to the VistaShares Target 15 Berkshire Select Income ETF (the “Berkshire Fund”), for the avoidance of doubt, given that the name of the Fund includes “Berkshire,” please also state that the Fund does not intend to invest in the shares of Berkshire Hathaway itself.

Response: The Trust has clarified the Fund’s strategy to clarify that the Index (and therefore the Fund) invests in Berkshire. The Fund’s risk disclosures have also been revised accordingly.

4.	With respect to the Berkshire Fund, please disclose approximately how many positions are expected to be represented in the Fund’s portfolio or alternatively if the Fund will generally track the number of Index constituents, disclose the number or range of securities represented by the Index as of a recent date.

Response: The Trust confirms that the Fund’s strategy has been revised to disclose the approximate range of securities expected to be held by the Fund.

5.	With respect to the Berkshire Fund, clarify in the disclosure the extent to which the Sub-Adviser may invest in securities outside of the Index and also explain the extent to which the Sub-Adviser’s allocations or weightings may vary from that of the Index, and why such variations are necessary in order to meet the targeted income level.

Response: The Trust confirms that the Fund’s strategy has been revised to address the foregoing.

6.	With respect to the Berkshire Fund, please include, either in the Summary or Item 9, a more fulsome description of the Index including, but not limited to, the frequency of rebalancing, weighting methodology, and information regarding the Index provider.

Response: The Trust confirms that the foregoing Index information has been added to Item 9 in the Prospectus.

7.	With respect to the Berkshire Fund, Given Berkshires’ focus on value-oriented long-term investments, which presumably exhibit less volatility, please describe in correspondence the analysis done to conclude this target level was reasonable and achievable in the current environment.

Response: The Fund’s strategy is designed to offer flexibility in both security selection and options strategies, enabling it to adapt to changing market conditions. While the Fund primarily invests in the securities that constitute the Index, it may also include other publicly disclosed Berkshire Hathaway holdings that are not part of the Index’s portfolio. Although Berkshire Hathaway is known for its value-oriented, long-term investment approach, the Adviser’s analysis of historical holdings indicates that many of its investments exhibit sufficient volatility to support the Fund’s targeted yield.

Further, the Adviser is not limited to a single options strategy, such as covered calls, but has the discretion to implement a range of options strategies based on prevailing market conditions. The Adviser believes that this flexibility enhances the Fund’s ability to generate income and consistently achieve its target annual yield of 15%. The Adviser has validated the strategy’s effectiveness through back testing in periods of lower volatility, such as 2017 and 2023, demonstrating its ability to perform in different market environments.

Given this adaptability in both asset selection and strategy execution, the Adviser believes the Fund’s targeted income level remains reasonable and achievable across varying market conditions.

8.	Please provide a cross-reference in each Fund’s Summary to the detailed discussion in Item 9 of the types of options strategies the Funds may pursue to generate income.

Response: The Trust confirms that each Fund’s Summary has been supplemented to include such a cross-reference.

9.	In the Distribution Risk factor for each Fund, it states that the Fund’s objective is to seek current monthly, but the stated investment strategy is to seek an annual income target. Please revise the disclosure to be consistent in this regard.

Response: The Trust confirms that the risk disclosure has been clarified to note that, although the Fund has an annual income target, the Fund intends to distribute income on a monthly basis.

10.	With respect to the four Funds, other than the Berkshire Fund, please expand the equity strategy section in the Summary (or Item 9) to provide more detail regarding the Sub-Adviser’s quantitative and qualitative investment selection processes for each strategy and its initial and ongoing monitoring of selected investments.

Response: The Trust confirms that the Item 9 disclosure for each of the four Funds, other than the Berkshire Fund, includes such expanded disclosures.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino
General Counsel
Tidal Investments LLC

Appendix A

VistaShares Target 15 Berkshire Select Income ETF
VistaShares Target 15 USA Momentum Income ETF
VistaShares Target 15 USA Value Income ETF
VistaShares Target 15 USA Quality Income ETF
VistaShares Target 15 USA Low Volatility Income ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Estimated for the current year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303